UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41579

American Lithium Corp.
(Translation of registrant's name into English)

1030 West Georgia St., Suite 710
Vancouver, BC
Canada V6E 2Y3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Lithium Corp.
(Registrant)

Date: June 2, 2023	/s/ Simon Clarke
Simon Clarke
Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release dated June 1, 2023